MOL HUNGARIAN OIL AND GAS PLC.
Finance

02 OCT 21 9:45

26th September, 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

02055513

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~ Plc.
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

Michel-Marc Delcommune
Chief Financial Officer

Enclosure

10/28

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

26 September, 2002

Change in the composition of the Board of Directors of MOL

MOL Hungarian Oil and Gas Company hereby announces that Ákos Macher, member of the Board of Directors resigned from his position. As a result of his resignation number of the members of the Board of Directors decreased to ten.

MOL wishes to thank Mr Macher for his contribution to the work of the Board of Directors.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
György Felkai	MOL Communication	+ 36 1 464 1016
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL AND GAS PLC.

Finance

02 OCT 21 AM 9:24

24th September, 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

MOL Magyar Olaj- és Gázipari Rt.
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Michel-Marc Delcommune
Chief Financial Officer

Enclosure

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

24 September, 2002

Purchase of treasury shares

MOL Hungarian Oil and Gas Company announces that based on the share purchase order made on 2 August 2002 in the period between 17 September 2002 and 23 September 2002 230,000 treasury shares were purchased.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
György Felkai	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

24 September, 2002

Extension of TVK option agreement with Magyar Külkereskedelmi Bank (MKB)

MOL Hungarian Oil and Gas Company hereby announces the conclusion of an agreement with Magyar Külkereskedelmi Bank Rt. about the extension of the option agreement signed on 22 September 2000 in relation to an 8.02% share participation of Tiszai Vegyi Kombinát Rt., with 18 months, i.e. until 31 March 2004.

MOL continues to deem its role in petrochemical industry strategically important and intends to retain its control over TVK.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
György Felkai	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924